MATERIAL FACT
LATAM AIRLINES GROUP S.A
Issuer of securities registered in the Securities Registry

Santiago, February 12, 2025

Mrs.
Solange Berstein Jáuregui
Chair
Commission for the Financial Market
Av. Libertador Bernardo O´Higgins 1449

Ref.: Communicate MATERIAL FACT
__________________________

For my consideration:

In accordance with the provisions of article 9 and the second paragraph of article 10 of Law No. 18,045, on the Securities Market, as well as General Rule No. 30 of the Commission you preside, the undersigned, duly empowered for this purpose, reports as a Material Fact of LATAM Airlines Group S.A. (the "Company") the following:

The Company’s Board of Directors, in an extraordinary session held today, agreed to summon an Extraordinary Shareholders' Meeting, to be held on Monday, March 17th, 2025 at 15:00, and to make the corresponding publications in a timely manner so that the Shareholders’ Meeting to be held, in order to submit the following matters to a vote:

(1) Create a program for the acquisition of shares issued by the Company (“Share Repurchase Program”), in accordance with articles 27 A to 27 C and other relevant articles of Law No. 18,046 on Corporations.

(2) Establish the maximum amount or percentage to be acquired, the objective and duration of the Share Repurchase Program; set the minimum and maximum price to be paid for the respective shares or delegate to the Board of Directors the power to set said price; and

(3) Adopt the other agreements necessary or convenient to carry out the decisions resolved by the Shareholders’ Meeting, including, without limitation, (i) empowering the Board of Directors broadly for the purposes of implementing the agreements adopted at the Shareholder´s Meeting, (ii) delegating to the Board of Directors the power to acquire shares directly in the market (“en rueda”) without having to apply the pro rata procedure, under the conditions provided for in Article 27 B of Law No. 18,046; and (iii) delegate to the Board of Directors the power to sell the acquired shares without having to go through a preferential offer process to shareholders, provided that it complies with the conditions provided for in article 27 C of Law No. 18,046.

Without further ado, yours sincerely,

Roberto Alvo Milosawlewitsch
CEO
LATAM Airlines Group S.A.

c.c.:
Santiago Stock Exchange
Santiago Electronic Stock Exchange